Exhibit 3.6

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

COMMONWEALTH BANKSHARES, INC.

1. Name. The name of the corporation is Commonwealth Bankshares, Inc. (the “Corporation”).

2. Text of Amendment. Article III of the Corporation’s Articles of Incorporation shall be amended to read as follows:

“Section 1. Number of Shares

The aggregate number of shares of Capital Stock which the Corporation shall have authority to issue, the class and par value per share thereof are as follows:

Class	Number of Shares	Par Value Per Share
Common	16,500,000	$2.273
Preferred	300,000	$25.00	”

The remainder of Article III is not amended hereby.

3. Implementation of Amendment. The foregoing amendment shall be implemented in the following manner: on the effective date of the amendment, the issued and outstanding shares of the Corporation’s common stock shall be changed into and become eleven (11) shares of common stock for every ten (10) shares of common stock theretofore outstanding. Each shareholder of record at the effective date of this amendment shall be entitled to an additional share certificate evidencing one (1) additional share of common stock for every ten (10) shares of common stock registered in his, her or its name on the books of the Corporation on such date.

4. Adoption and Date of Adoption. The foregoing amendment was adopted on May 16, 2006 by the Corporation’s Board of Directors without shareholder approval pursuant to Section 13.1-706(3) and (4) of the Virginia Stock Corporation Act to be effective June 30, 2006. The Corporation has one class of capital stock outstanding, and shareholder action on the amendment was not required.

5. Effective Date. The Certificate of Amendment shall become effective upon filing in accordance with Section 13.1-606 of the Virginia Stock Corporation Act.

Dated: March 12, 2007	COMMONWEALTH BANKSHARES, INC.

	By:	/s/ Cynthia A. Sabol
Cynthia A. Sabol
Chief Financial Officer